Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-282684

BLACKROCK MUNICIPAL CREDIT ALPHA PORTFOLIO, INC.

Supplement dated September 24, 2025 to the Statement of Additional Information dated March 26, 2025, as supplemented on April 1, 2025, and June 2, 2025, of BlackRock Municipal Credit Alpha Portfolio, Inc.

This supplement amends certain information in the Statement of Additional Information (“SAI”) of BlackRock Municipal Credit Alpha Portfolio, Inc. (the “Fund”), dated March 26, 2025, as supplemented to date. Unless otherwise indicated, all other information included in the SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the SAI.

Effective immediately, the following changes are made to the Fund’s SAI:

The following is added as the last paragraph of the section of the SAI entitled “Investment Objective and Techniques”:

Rating Agency and Guidelines. The Fund has outstanding 350 Series W-7 Variable Rate Demand Preferred Shares (“VRDP Shares”). The Fund’s VRDP Shares are assigned long-term ratings by Moody’s. In order to maintain the required ratings, the Fund is required to comply with certain investment quality, diversification and other guidelines established by Moody’s. Such guidelines may be more restrictive than the restrictions set forth above. The Fund does not anticipate that such guidelines would have a material adverse effect on its ability to achieve its investment objective. Moody’s receives fees in connection with its rating issuance. The Fund is also subject to certain covenants and requirements under the terms of the VRDP Shares and related documents. Such requirements may be more restrictive than the restrictions set forth above. The Fund does not anticipate that such requirements would have a material adverse effect on its ability to achieve its investment objective.

The section of the SAI entitled “Description of Shares” is deleted in its entirety and replaced with the following:

DESCRIPTION OF SHARES

Common Shares

The Fund intends to hold annual meetings of shareholders so long as the common shares are listed on a national securities exchange and such meetings are required as a condition to such listing.

Preferred Shares

The Fund’s VRDP Shares have the benefit of an unconditional demand feature pursuant to a purchase agreement provided by Bank of America, N.A. acting as liquidity provider to ensure full and timely repayment of the liquidation preference amount plus any accumulated and unpaid dividends to holders upon the occurrence of certain events (the “Liquidity Facility”). The Fund entered into a fee agreement with the liquidity provider (the “Fee Agreement”) in connection with the Liquidity Facility that require a per annum liquidity fee payable to the liquidity provider. The Fee Agreement between the Fund and the liquidity provider is scheduled to expire, unless renewed or terminated in advance, on September 29, 2028.

The Liquidity Facility requires the liquidity provider to purchase all of the VRDP Shares tendered for sale that were not successfully remarketed. The Fund is required to redeem its VRDP Shares owned by the liquidity provider after six months of continuous, unsuccessful remarketing. Upon the occurrence of the first unsuccessful remarketing, the Fund is required to segregate liquid assets to fund the redemption.

In the event the VRDP Shares Purchase Agreement (the “Purchase Agreement”) for the Fund is not renewed, and the Fund does not arrange for a Purchase Agreement with an alternate liquidity provider, the VRDP Shares will be subject to mandatory purchase by the liquidity provider prior to the termination of the Purchase Agreement. There is no assurance the Fund will replace such redeemed VRDP Shares with any other preferred shares or other form of leverage.

Except during the Special Rate Period (as defined and described below), holders of VRDP Shares have the right to give notice on any business day to tender the Fund’s VRDP Shares for remarketing in seven days, the VRDP Shares are subject to a mandatory tender for remarketing upon the occurrence of certain events, and should a remarketing be unsuccessful, the dividend rate for such VRDP Shares will reset to a maximum rate as defined in the governing documents of the VRDP Shares. The VRDP Shares are also subject to certain restrictions on transfer outside of the remarketing process. Except during the Special Rate Period, the Fund may incur remarketing fees at the annual rate of 0.10% on the aggregate principal amount of the VRDP Shares.

The Fund is required to redeem its VRDP Shares on September 1, 2055, the mandatory redemption date for such VRDP Shares, unless earlier redeemed or repurchased. Six months prior to the mandatory redemption date, the Fund is required to begin to segregate liquid assets with its custodian to fund the redemption. In addition, the Fund is required to redeem certain of its outstanding VRDP Shares if it fails to maintain certain asset coverage, basic maintenance amount or leverage requirements.

Subject to certain conditions, the Fund’s VRDP Shares may be redeemed, in whole or in part, at any time at the option of the Fund. The redemption price per VRDP Share is equal to the liquidation value per VRDP Share plus any outstanding unpaid dividends, except that a redemption premium may be applicable during the Special Rate Period.

Except during the Special Rate Period, dividends on the VRDP Shares are payable monthly at a variable rate set weekly by the remarketing agent. Such dividend rates are generally based upon a spread over a base rate and cannot exceed a maximum rate. In the event of a failed remarketing, the dividend rate of the VRDP Shares will be reset to a maximum rate. The maximum rate is determined based on, among other things, the long-term preferred share rating assigned to the VRDP Shares and the length of time that the VRDP Shares fail to be remarketed. The maximum rate of the VRDP Shares will not exceed 15% per annum, exclusive of any applicable gross-up payments or increased dividend payment relating to the inclusion in any dividend of net capital gains or ordinary income taxable for regular U.S. federal income tax purposes. At the date of issuance, the VRDP Shares were assigned a long-term rating of Aa3 from Moody’s. The VRDP Shares do not have short-term ratings during a Special Rate Period, as described below. The short-term ratings on the VRDP Shares are directly related to the short-term ratings of the liquidity provider for the VRDP Shares. Changes in the credit quality of the liquidity provider could cause a change in the short-term credit ratings of the VRDP Shares. Except during a Special Rate Period, a change in the short-term credit rating of the liquidity provider or the VRDP Shares may adversely affect the dividend rate paid on such VRDP Shares, although the dividend rate paid on the VRDP Shares is not directly related to the short-term rating. The liquidity provider may be terminated prior to the scheduled termination date if the liquidity provider fails to maintain short-term debt ratings in one of the two highest rating categories.

The VRDP Shares are senior in priority to the Fund’s common shares as to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Fund. The VRDP Shares will rank on parity with other preferred shares of the Fund as to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Fund. The 1940 Act prohibits the declaration of any dividend on the Fund’s common shares or the repurchase of the Fund’s common shares if the Fund fails to maintain the asset coverage of at least 200% of the liquidation preference of the outstanding VRDP Shares. In addition, pursuant to the VRDP Shares’ governing instruments, the Fund is restricted from declaring and paying dividends on classes of shares ranking junior to or on parity with the VRDP Shares or repurchasing such shares if the Fund fails to declare and pay dividends on the VRDP Shares, redeem any VRDP Shares required to be redeemed under the VRDP Shares’ governing instruments or comply with the basic maintenance amount requirement of the agencies rating the VRDP Shares.

The holders of VRDP Shares have voting rights equal to the Fund’s common shareholders (one vote per Share) and will vote together with such common shareholders (one vote per Share) as a single class. However, the holders of VRDP Shares, voting as a separate class, are also entitled to elect two Directors for the Fund. In addition, the 1940 Act requires that along with approval by shareholders that might otherwise be required, the approval of a 1940 Act Majority of the holders of VRDP Shares, voting separately as a class, would be required to (a) adopt any plan of reorganization that would adversely affect the VRDP Shares, (b) change the Fund’s sub-classification as a closed-end management investment company or change its fundamental investment restrictions or (c) change its business so as to cease to be an investment company.

On September 17, 2025, the Fund commenced a special rate period ending September 14, 2028, with respect to its VRDP Shares (the “Special Rate Period”). The holders of the VRDP Shares and the Fund may mutually agree to extend the Special Rate Period prior to the expiration of the Special Rate Period. If the Special Rate Period is not extended, the VRDP Shares will revert to remarketable securities upon the termination of the Special Rate Period and will be remarketed and available for purchase by qualified institutional investors. The Liquidity Facility remains in effect for the duration of the Special Rate Period and the VRDP Shares are still subject to mandatory redemption by the Fund on their mandatory redemption date. However, the VRDP Shares will not be remarketed or subject to optional or mandatory tender events during such time. Short-term ratings may be re-assigned to the VRDP Shares upon the termination of the Special Rate Period.

During the Special Rate Period, the Fund is required to maintain the same asset coverage, basic maintenance amount and leverage requirements for the VRDP Shares as is required when not in the Special Rate Period.

During the Special Rate Period, the Fund will pay nominal fees to the liquidity provider and remarketing agent, and will instead pay dividends monthly based on the sum of Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Index and a percentage per annum based on the long-term ratings assigned to the VRDP Shares (“Ratings Spread”).

As of September 17, 2025, the VRDP Shares were assigned long-term ratings of Aa3 from Moody’s.

The Ratings Spread will increase in the event the VRDP Shares are rated below Aaa by all of the rating agencies rating the VRDP Shares at the time such Ratings Spread is determined, up to a maximum of 4.15%.

In addition, if the Fund redeems its VRDP Shares on or before September 16, 2026 and the VRDP Shares are rated above A2 by all rating agencies then rating the VRDP Shares, then such redemption is subject to a redemption premium of 1% of the liquidation preference of the BRDP Shares payable to the holders of VRDP Shares, subject to certain exceptions for redemptions that are required to maintain minimum asset coverage requirements.

Under the Fund’s Fee Agreement with the liquidity provider, to the extent the liquidity provider together with certain affiliates individually or in the aggregate own at least 20% of the outstanding VRDP Shares and the Fund has not failed to pay dividends on the VRDP Shares for two years, the liquidity provider agreed to enter into and maintain a voting trust agreement and convey into the voting trust the right to vote all of its VRDP Shares owned by it or such affiliates, with respect to: (i) the election of the two members of the Board for which VRDP Holders are entitled to vote under the 1940 Act and all other rights given to VRDP Holders with respect to the election of the Board; (ii) the conversion of the Fund from a closed-end management investment company to an open-end fund, or to change the Fund’s classification from diversified to non-diversified; (iii) the deviation from a policy in respect of concentration of investments in any particular industry or group of industries as recited in the Fund’s registration statement; and (iv) borrowing money, issuing senior securities, underwriting securities issued by other persons, purchasing or selling real estate or commodities or making loans to other persons other than in accordance with the recitals of policy with respect thereto in the Fund’s registration statement.

If the Special Rate Period is not extended, the VRDP Shares will revert back to remarketable securities and will be remarketed and available for purchase by qualified institutional investors. There is no assurance that the VRDP Shares will be remarketed or purchased by investors after the termination of the Special Rate Period. If the VRDP Shares are not remarketed or purchased, then a failed remarketing will occur. As described above, in the event of a failed remarketing, the dividend rate of the VRDP Shares will be reset to the maximum rate and the VRDP Shares that have not been remarketed are required to be purchased by the liquidity provider and subject to redemption by the Fund after six months of continuous, unsuccessful remarketing.

Other Shares

The Board (subject to applicable law and the Charter) may authorize an offering, without the approval of the holders of common shares and, depending on their terms, any preferred stock outstanding at that time, of other classes of shares, or other classes or series of shares, as they determine to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the Board sees fit. The Fund currently does not expect to issue any other classes of shares, or series of shares, except for the common shares and the VRDP Shares.

Shareholders should retain this supplement for future reference.